Exhibit 99.1

Cheetah Mobile Announces Acquisition of Controlling Stake in Beijing OrionStar

BEIJING, December 4, 2023 -- Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading internet company, today announced that the Company, through two of its wholly-owned subsidiaries, has acquired an aggregate of 35.17% equity interest of Beijing OrionStar Technology Co., Ltd. (“Beijing OrionStar”) from certain of the existing shareholders of Beijing OrionStar, including Mr. Sheng Fu, chief executive officer and director of the Company (the “Transaction”). The Company previously held a 37.74% equity interest in Beijing OrionStar prior to the completion of the Transaction. In connection with the Transaction, the Company paid an aggregate cash consideration of approximately US$37.6 million to the selling shareholders of Beijing OrionStar, including approximately US$1.1 million to Mr. Fu.

The Transaction was approved by the board of directors of the Company (the “Board”) and the audit committee of the Board. Upon completion of the Transaction, Mr. Sheng Fu ceased to be a direct shareholder of Beijing OrionStar and the Company’s equity interest in Beijing OrionStar increased to 72.91%. As a result, the Company will consolidate the financial results of Beijing OrionStar into its consolidated financial statements starting in December 2023.

Founded by Mr. Fu, Beijing OrionStar is a service robot provider headquartered in Beijing with focusing on the research and development of artificial intelligence (“AI”). Having made large-scale investments in the research and development of AI technology since 2016, Beijing OrionStar has independently developed a full range of AI technologies, including automatic speech recognition, computer vision, and indoor navigation, as well as acquiring significant capabilities in the research and development of service robot operating systems, application development, and the design and manufacturing of full-stack hardware for service robots. These proprietary technologies have allowed Beijing OrionStar to introduce to global markets a diverse array of smart service robots with interactive guest greeting, smart delivery and dual-armed collaborative capabilities, among others.

Beijing OrionStar has established a robust sales network for its delivery robots and speech interaction robots in China. Notably, Beijing OrionStar’s five successful product bids at the 2022 Beijing Winter Olympic Games ranked first among service robot companies. In addition, Beijing OrionStar started to expand its international footprint in 2021, entering into strategic cooperation agreements with large clients in Japan and South Korea to penetrate related markets, as well as forging partnerships with distributors in Europe and the United States.

At the beginning of 2023, Beijing OrionStar launched Juyan, a large language model (“LLM”) technology application that provides a one-stop solution for LLM consulting and AI services for enterprise customers, enabling enterprises to apply LLM technology, digitalize employees and improve operational efficiency. Beijing OrionStar has entered into contracts with a number of customers for Juyan. At the same time, Beijing OrionStar is in the process of independently researching and developing LLM and empowering its robotics business with LLM technologies. It has upgraded its family of intelligent service robots to LLM service robots, promoting the smart digitalization of real economy and use cases.

Mr. Fu, chief executive officer and director of the Company, commented, “We are pleased to announce the successful completion of this transaction and the Company’s increased stake in Beijing OrionStar. Through this transaction, the AI technology strengths accumulated by Beijing OrionStar will allow Cheetah Mobile to access the business chain from AI and large language models to end use cases and applications, and complete the transition of its core business from the Cheetah Browser in the PC era to Clean Master in the mobile era, further to AI native applications in the artificial general intelligence (“AGI”) era.

The Transaction was based on the following four considerations:

First, at the first anniversary of the explosion in the LLM space, the industry is in a critical stage of transformation for AI applications and productization. Cheetah Mobile needs to have an unwavering commitment to a future in AI.

Second, Cheetah Mobile and Beijing OrionStar have unique strengths with substantial synergies: (i) Cheetah Mobile’s excellence in making tool applications, and (ii) Beijing OrionStar’s focus on AI technology research and development for seven years and its resulting proprietary full-chain AI technology. Beijing OrionStar’s history and insights into real-life use cases and scenarios has allowed it to establish a substantial sales network of business customers, which will be immensely helpful to Cheetah Mobile going forward.

Third, the current competitive environment has seen many companies investing heavily in AI. This transaction allows Cheetah Mobile to centralize AI resources and further amplify and maximize its own AI advantages, strengthening its competitive position in the AGI era.

Fourth, Cheetah Mobile is optimistic about the immense potential of the service robot market in the LLM era. LLM models have significantly upgraded the service robot brain to better complete repetitive tasks required by users in specific scenarios. We believe that a greater market opportunity for service robots has arrived.

As a result of the foregoing, the acquisition of a controlling stake in and integration of Beijing OrionStar provides Cheetah Mobile with a long-term growth engine in the LLM and AGI eras.”

About Cheetah Mobile Inc.

Cheetah Mobile is a China-based IT company. It has attracted hundreds of millions of users through an array of internet products and services on PCs and mobile devices. The Company provides advertising services to advertisers worldwide, value-added services including the sale of premium membership and in-app virtual items to its users as well as multi-cloud management platform to companies globally. Cheetah Mobile is also committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

Cheetah Mobile Inc.

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Email: ir@cmcm.com